Date: June 21, 2006

To:

SafeTek International Inc.
23 Aminadav St.
Tel Aviv, Israel

Re: Letter of Resignation

Dear Sirs,

As a result of substantial disagreement with SafeTek International Inc (The "Company") current management regarding the Company's future business direction, as well as ongoing discomfort of the Company's management conduct (as indicated by numerous comments and appeals in board meetings, emails, etc) I hereby inform you that, effective as of the date hereof, I the undersigned, hereby submit my resignation from the board of directors of each of the Company and waive any right to attend or participate in any meeting, vote, discussion or other such activity of the Board of Directors of each of the Company.

Sincerely Yours,

Gilad Y.

Gilad Yoeli